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Disease drivers:

Global consortia aim to unpack genetics of diabetes and obesity

By Shraddha Chakradhar

When Jose Florez, chief of the diabetes unit at Massachusetts General Hospital in Boston, diagnoses a patient with type 2 diabetes, he, like most other diabetes clinicians, prescribes the first-line therapy for the disease: metformin. He starts the patient on a low dose because the drug causes gastrointestinal side effects such as abdominal pain, and follows up with the patient about a month later to see whether their blood glucose level has begun to decrease as desired.

If the initial dosage does not work, the clinician must increase the amount gradually until it does. "It's often trial and error," Florez says. "I'll have to increase the metformin dosage and keep monitoring blood glucose every few weeks." Often, the change in blood glucose levels is marginal, and it can sometimes take more than a year for Florez to determine that the patient needs an additional second-line therapy or to eliminate metformin altogether. "Currently, there's no way for me to know when a patient comes in if they are going to be responsive to metformin or not," Florez says. And although between 70% and 80% of individuals with diabetes are responsive to metformin, for those who are unresponsive to the drug, knowing in advance that metformin would not work would spare patients from the side effects associated with the drug.

Now, several large-scale global consortia are bringing together academics and pharmaceutical companies to try to move away from the 'one-size-fits-all' approach to diabetes treatment. These consortia come with several millions of dollars' worth of funding from government agencies and industry partners, and they are collecting genotypic, metabolic, proteomic and phenotypic characteristics—together known as 'omics' data—from millions of patients around the globe to better understand what differentiates one individual's disease from the next. The hope is that this knowledge will also help researchers and clinicians to understand why some people respond to drugs such as metformin, yet others do not—and possibly to design better drugs on the basis of mechanisms and biomarkers that are revealed through mining the omics data.

"These private–public partnerships are built to address large translational gaps in disease understanding," says Melissa Thomas, a medical fellow in the endocrine research and development division at Eli Lilly, which is one of the pharma partners of these new directives. Thomas, who focuses on tailored therapeutics for diabetes, adds that the "ambitious research plans [are] at a scale too large to be achievable by single laboratories, institutions or companies."

Novel networks

One of the major funders behind at least a handful of these consortia is the Innovative Medicines Initiative (IMI) in Europe, which fosters academic and pharmaceutical-industry collaborations. Since its inception in 2008, the IMI has had a budget of more than €5 billion ($5.5 trillion) and has funded more than €100 million ($111 million) worth of projects related to diabetes. These include a study known as Rhapsody, launched in May 2016, and another project called BEAT

Diabetic Kidney Disease (BEAT-DKD), which will formally launch in September.

Rhapsody aims to use analyses of genetic, metabolomic and other biochemical patient data to assess the mechanisms that cause patients to go from being at risk for diabetes to having the disease. Although lifestyle and family history can be good predictors of disease onset, Florez says that it is still a challenge to quantify whether someone who has prediabetes might get the disease.

Yet another challenge within the current therapeutic landscape is a lack of predictive insight when it comes to complications that arise as a result of diabetes, which is where BEAT-DKD aims to help. The goal of the project is to characterize the mechanisms governing diabetic nephropathy. "A third of those with diabetes get diabetic kidney disease, but we don't know which third will get it," says Mark McCarthy, a diabetes geneticist at the University of Oxford, UK, who is involved with both Rhapsody and BEAT-DKD. Some medications, such as angiotensin-converting enzyme (ACE) inhibitors, which reduce blood pressure, have demonstrated preventive benefits against kidney disease. By predicting which one-third of patients with diabetes will develop kidney disease, "we can be more clever about treatment," he adds, explaining that a more aggressive regimen could be given to this group.

Both Rhapsody and BEAT-DKD build on two previous IMI initiatives known, respectively, as the 'diabetes research on patient stratification' (DIRECT) project and the 'surrogate markers for micro- and macro-vascular hard endpoints for innovative diabetes tools' study (SUMMIT). Whereas the older projects focused on understanding drivers of diabetes and its related complications, the latest projects aim to dive more deeply into diabetes disease mechanisms. BEAT-DKD looks at just one complication: kidney disease. And Rhapsody is examining the biological mechanisms that determine how prediabetes progresses to diabetes.

Ewan Pearson, a diabetes researcher at the University of Dundee, UK, and DIRECT's academic head, was inspired to take on the project after some of his previous work found that a gene called organic cation transporter 1 (*OCT1*)—one of the genes that mediates how metformin is absorbed into gut cell membranes—led to complications such as nausea and abdominal pain (*Diabetes* **64**, 1786–1793, 2015). But Pearson adds that larger cohorts accessed through DIRECT could help to further confirm these findings. These projects reveal that "we need to be much more clever about diabetes management," he says. He expects initial results from DIRECT to be published in the next six months, and hopes that the findings, such as biomarkers to stratify individuals who could most benefit from existing therapies, can be tested in clinical trials.

> "We need to be much more clever about diabetes management."

The US counterpart to the IMI initiatives is a large effort, launched in February 2014, called the Accelerating Medicines Partnership type 2 diabetes (AMP T2D) project. Similarly to the IMI projects, which are collaborations between government and private institutions, AMP T2D brings together the US National Institutes of Health (NIH), the US Food and Drug Administration (FDA) and pharmaceutical partners to leverage genetic data from patient cohorts to identify novel targets and markers in those who are at risk of developing diabetes, as well as in those with the disease. Since its inception more than two years ago, the consortium has most notably set up the AMP T2D Knowledge portal, which, since October 2015, has served as an open database from which researchers worldwide can access data submitted by others, as well as submit data from their own projects. Along with de-identified clinical information from more than 100,000 individuals with type 2 diabetes, the portal also contains DNA-sequencing, functional-genomic and epigenomic data.

"Bringing together the massive data is going to be instructive in how we think about the best targets for disease," says Julia Brosnan, director of external collaborations and scientific alliances at Pfizer, which helps to fund the AMP T2D project. In addition to setting up the portal, AMP T2D also funds projects to facilitate the discovery of novel targets for drug development. Brosnan, who is a member of the project's steering committee, adds, "We work closely with academic investigators to ensure funding is being used appropriately." The committee as a whole is "responsible for identifying the biggest needs," and members can interrogate the data available through the AMP T2D portal to explore genetic variants, and from the pharmaceutical perspective, new targets of interest.



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Coding complications: BEAT-DKD aims to understand kidney disease (pictured) caused by diabetes.

Organizing obesity

Consortia are also being established to determine contributing factors to obesity. The idea that differences exist between causes for people's obesity is not new: although a given diet might work for one person, it might not work for the next, and the same is often true with exercise regimens. But the idea of classifying people who are obese or overweight to better understand their disease drivers and to treat them accordingly is only just catching on.

One of the earliest consortia in the obesity field was the Genetic Investigation of Anthropometric Traits (GIANT) consortium, which aims to link genes to more phenotypic traits, such as body-mass


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Targeted treatment: Stratifying patients could improve uptake of drugs used to treat obesity.

index and weight. "When we talk about precision medicine for obesity, we're still far away," estimates Ruth Loos, director of the genetics of obesity and related metabolic traits program at the Icahn School of Medicine at Mount Sinai in New York. Loos, who is an investigator for GIANT, adds that of the 40–70% of nonrare obesity that is influenced by genetics, we have been successful at characterizing less than one-tenth of the genes and variants that might be influencing the disease development.

In addition to genetic data, the consortium has collated body-mass index and waist-circumference information from more than 1 million individuals with obesity. In one ongoing study that is looking primarily at genetic variants that alter protein coding, Loos and her colleagues found that a variant known to have a role in monogenic obesity also seemed to influence common obesity. People carrying the variant are likely to be about 18 pounds heavier than the average for their height and age.

A large, $170-million effort funded by the NIH, called the Molecular Transducers of Physical Activity Consortium (MoTrPAC), seeks to bring together seven clinical centers across the US to collect multiple sets of omics data from adults and children who are asked to perform various forms of physical activity to measure genetic and phenotypic changes, if any, with varying exercise. "The driver behind this is that some people don't respond to exercise and even respond negatively to exercise," says Molly Bray, an exercise geneticist at the University of Texas at Austin. "Their blood sugar and blood pressure go up, and we don't know why." Funding awards have yet to be made, says Bray, who hopes to receive funding to lead the pediatric clinical center, as part of MoTrPAC. The hope, as with many of the other efforts, is to find associations between genetic variants, metabolic readouts or other markers for optimal weight loss and health.

One of many

Although much of the work in diabetes and obesity has yet to be translated to the clinic, Andres Acosta, a gastroenterologist and researcher at the Mayo Clinic in Rochester, Minnesota, has begun, on the basis of early work classifying patients according to the drivers of their obesity, to deliver individualized treatment to his patients.

> "When we talk about precision medicine for obesity, we're still far away."

Obesity is not simply a disease, but a collection of many diseases, Acosta explains, and this influences how people respond to various interventions. "Some people respond well to certain interventions while others respond poorly," he says. In a pilot study with more than 500 patients who are normal weight, overweight or obese, Acosta and his group found that dividing patients into subgroups according to whether their obesity was caused by behavioral factors, such as emotional eating, or elevated levels of gastrointestinal peptides as measured through blood tests could better influence treatment decisions (*Gastroenterology* **148**, 537–546, 2015). For those who have rapid gastric emptying, wherein the contents of the stomach are digested at a rapid rate and therefore leave the patient feeling hungry again sooner than they should, Acosta says that administering a glucagon-like peptide (GLP) 1–receptor agonist slows down digestion in the stomach and can result in more weight loss when compared with placebo. (*Physiol Rep.* **3**, e12610, 2015). Acosta's hypotheses on the relationship between the cause of obesity and suitable treatment are now being tested in three NIH-funded clinical trials.

"We need to identify and separate patients who have a behavioral abnormality from all obesity in order to treat them specifically," Acosta says. For those who gain weight as a result of a binge-eating disorder, for example, he adds, a specific treatment known as lisdexamfetamine, a stimulant of the central nervous system, can be prescribed. Loos says that although there are five FDA-approved drugs to treat obesity, it is still unclear who will benefit the most from which medications, including orlistat—a drug that reduces the absorption of lipids—and lorcaserin, a serotonin receptor agonist that promotes the feeling of fullness.

Those involved in the major consortia hope, in the near future, to be able to test, like Acosta, in clinical trials the findings that emerge from analyzing the data from the various projects. However, experts do urge caution when it comes to stratifying patients.

"I don't think we'll be able to simply classify people," McCarthy says. Because these metabolic diseases are a result of both genetics and environmental factors, "it's not going to be the case that we're going to be able to say that you have [diabetes or obesity] because you have *x* variant." Instead, these efforts are more about better predicting the risk of disease and related complications.

"We keep getting better and better at understanding these diseases, and our tools keep getting better," says Bray, which makes it easy and relatively cheap to collect data. It might only be a matter of time, then, before the data yield more tailored treatments for metabolic disease.

Shraddha Chakradhar is Nature Medicine*'s associate news editor, based in Cambridge, Massachusetts.*